March 5, 2007
Via EDGAR
Mr. H. Roger Schwall
Mr. Ronald Winfrey
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549

Re:	Ultra Petroleum Corp. Form 10-K for Fiscal Year ended December 31, 2005 Filed March 31, 2006 (File No. 000-29370)
Dear Mr. Schwall and Mr. Winfrey:
     On behalf of Ultra Petroleum Corp. (the “Company"), we are submitting responses to the comments on the Company’s Form 10-K for the fiscal year-ended December 31, 2005 (the “Form 10-K”) set forth in the letter from the staff (“Staff") of the Securities and Exchange Commission dated February 27, 2007. In this letter, the Company has reproduced your comments in italics typeface and has made its responses in normal typeface. We respectfully request that the Staff provide any further comments at its earliest convenience. At such time as all comments are resolved to the Staff’s satisfaction, we would appreciate written or oral confirmation.
Oil and Gas Reserves, page 26
1.	In our prior comment 5(h), we asked that you provide “Hindsight analyses of the amalgamated reserve estimates for all your PUD locations booked at year-end 2004 that were drilled in 2005.” The information you provided indicates that the pre-drill total (for 63 wells) proved undeveloped reserves booked at year-end 2004 is about 10% higher than the post-drill ultimate proved developed reserves at year-end 2005 attributed to these same 63 PUD locations. 41 of these wells had negative changes to their ultimate proved reserves; the median change for all 63 wells was -13%. Please:
(a)	Explain to us the procedures and practices that led to these downward changes and your plans to rectify this situation. Address the fact that

Mr. H. Roger Schwall
Mr. Ronald Winfrey
March 5, 2007

these changes occurred despite an increase in the December 30, 2005 gas price to $8/MCFG from $5.46/MCFG for the previous year;

(b)	Support to us your assumption of a 6% final production decline rate for your type-curve projections. Provide sufficient data from suitable wells that demonstrates this terminal decline rate assumption to be reliable;

(c)	Address how you have resolved the effect of downspacing on your ultimate proved reserves;

(d)	Address the role that gas well material balance methods played in estimating your ultimate proved reserves.
Response: The hindsight analyses, together with other materials, are being provided supplementally, by overnight courier, to Mr. Winfrey, as requested.
Should you or your Staff have any questions, please contact me at (713) 547-2081.
Very truly yours,
/s/ George G. Young III
George G. Young III

cc:	Michael D. Watford Marshall D. Smith